Exhibit to Item 77C

On January 28, 2010, the Company held a Special Meeting of Shareholders for the All-Cap Growth Fund and the Small-Cap Growth Fund for the following purpose:  (i) to approve a new investment advisory agreement for each Fund with VanWagoner Capital Management, Inc.

ALL-CAP GROWTH FUND

Proposal 1:  To approve a new investment advisory agreement between the Fund and Van Wagoner Capital Management, Inc. (“VWCM”)

For

Against

Abstain

262,305

39,139

32,131

78.63%

11.73%

9.63%

The following report on the voting record for shareholders of the Small-Cap Growth Fund with respect to the proposal was then presented:

SMALL-CAP GROWTH FUND

Proposal 1:  To approve a new investment advisory agreement between the Fund and Van Wagoner Capital Management, Inc. (“VWCM”)

For

Against

Abstain

1,825,046

355,783

266,255

74.58%

14.54%

10.88%